

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360


05005850

February 7, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Reference Documents Relating to the Convening of The 36th AGM of Shareholders of Samsung Electronics Co.,) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

2/7



ELECTRONICS

February 2, 2005

Reference Documents Relating to the Convening of The 36th General Meeting of Shareholders of Samsung Electronics Co., Ltd. (the "Company")

(THE 36th FISCAL YEAR: January 1, 2004 ~ December 31, 2004)

February 2, 2005

Samsung Electronics Co., Ltd.

<Table of Contents>

I. Agenda of the General Meeting of Shareholders and Reference Documents

1. Agenda of the Meeting

A. Matters to be Reported

- Audit Report
- Business Report
- Results of the Share Retirement (See Attachment 2)
- Appointment of an Independent Auditor

B. Items on the Agenda

- Agenda Item No.1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings (Draft) for the 36th Fiscal Year (from January 1, 2004 to December 31, 2004)

- Agenda Item No. 2: Appointment of an Executive Director

- Agenda Item No. 3: Approval of the Compensation Ceiling for the Directors

2. Reference Documents for Each Agenda Items

- Agenda Item No.1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings (Draft) for the 36th Fiscal Year (January 1, 2004 ~ December 31, 2004)

  The balance sheet, the income statement, and the statement of appropriation of retained earnings (draft) for the 36th fiscal year are to be approved in accordance with Article 449 of the Commercial Code.

  □ Details of the Scheduled Cash Dividends

  . Dividend per share: 5,000 Won for common shares
  5,050 Won for preferred shares

  ※ The above dividend per share amount does not include the interim dividend

  . Dividend payout ratio: 14.5% (including interim devidend)

  □ Summary of the Financial Statements (See Attachment 1)

- Agenda Item No.2: Appointment of an Executive Director

  Appointment of an Executive Director
  [In-Joo Kim nominated by the Board of Directors]

The director nominee is to be appointed in accordance with Article 382 of the Commercial Code and Article 24 of the Articles of Incorporation of the Company

. Number of executive directors to be appointed: 1
. With respect to details concerning the nominee for an executive director, please refer to the attached reference materials (See Attachment 3).

- Agenda Item No. 3: Approval of the Compensation Ceiling for the Directors

The compensation for directors during the 37th fiscal year is to be approved in accordance with Article 388 of the Commercial Code and Article 34 of the Articles of Incorporation of the Company.

. Compensation ceiling approved in the 36th fiscal year: KRW 60 billion.

. The amount paid during the 36th fiscal year: KRW 56.1 billion.

. Proposed compensation ceiling for the 37th fiscal year: KRW 60 billion.

. Number of directors in the previous year: 13 (7 outside directors)

. Number of directors in the current year: 13 (7 outside directors)

* The above director compensation does not include option expenses.

※ Attachments:
1. Summary of the Financial Statements
2. Results of the Share Retirement
3. Profile of the Executive Director nominated by the Board of Directors

[Attachment 1]

□ **Summary of Balance Sheet**

36th fiscal year as of December 31, 2004
35th fiscal year as of December 31, 2003

[Unit: Hundred Million Won]

Account Title	36th Period	35th Period	Increase/ Decrease	Remarks
Assets	**438,165**	**392,034**	**11.8%**	
I. Current assets	139,585	134,824	3.5%	
- Quick assets	108,042	110,024	△1.8%	
- Inventories	31,543	24,800	27.2%	
- Leased assets	3,120	-	-	
II. Non-current assets	295,460	257,210	14.9%	
- Investments	94,188	81,987	14.9%	
- Tangible assets	197,278	171,892	14.8%	
- Intangible assets	3,994	3,331	19.9%	
Liabilities and shareholders' equity	**438,165**	**392,034**	**11.8%**	
Liabilities	**93,761**	**97,889**	**△4.2%**	
I. Current liabilities	87,209	91,919	△5.1%	
II. Non-current liabilities	6,552	5,970	9.7%	
Shareholders' equity	**344,404**	**294,145**	**17.1%**	
I. Capital stock	8,975	8,953	0.2%	
II. Capital surplus	63,317	62,188	1.8%	
III. Retained earnings	305,750	244,097	25.3%	
IV. Capital adjustments	△33,638	△21,093	59.5%	

□ **Summary of Income Statement**

36th fiscal year (January 1, 2004 to December 31, 2004)
35th fiscal year (January 1, 2003 to December 31, 2003)

[Unit: Hundred Million Won]

Account Title	36th Period	35th Period	Increase/ Decrease	Remarks
1. Sales	576,324	435,820	32.2%	
2. Cost of goods sold	372,797	295,187	26.3%	
3. Gross profit	203,527	140,633	44.7%	
4. SG&A	83,358	68,706	21.3%	
5. Operating income	120,169	71,927	67.1%	
6. Non-operating income	21,367	11,152	91.6%	
7. Non-operating expense	10,291	14,034	△26.7%	
8. Recurring profit	131,245	69,045	90.1%	
9. Extraordinary gains	-	-	-	
10. Extraordinary losses	-	-	-	
11. EBIT	131,245	69,045	90.1%	
12. Income taxes	23,378	9,455	147.3%	
13. Net income	107,867	59,590	81.0%	

☐ Statement of Appropriations of Retained Earnings

36th fiscal year (January 1, 2004 - December 31, 2004): Scheduled date of disposal: February 28, 2005
35th fiscal year (January 1, 2003 - December 31, 2003): Actual date of disposal: February 27, 2004

[Unit: Hundred Million Won]

Account Title	Current Period (36th)		Previous Period (35th)	
I. Retained earnings before appropriation	-	69,705	-	49,177
1. Unappropriated retained earnings carried over from prior years	0.3		0.3	
2. Changes of surplus for companies subject to the equity method	-		215	
3. Interim dividend (10%)	△7,911		△815	
4. Retirement of treasury stock	△30,251		△9,813	
Net income for the year	107,867		59,590	
II. Transfer from voluntary reserves	-	-	-	-
1. Reserve for overseas market development	-		-	
2. Reserve for overseas investment losses	-		-	
3. Reserve for technology development	-		-	
4. Reserve for export losses	-		-	
III. Appropriation of retained earnings	-	69,705	-	49,176
1. Legal reserve	30		30	
2. Reserve for business rationalization	10,000		10,000	
3. Cash dividend (Common shares: 100%; Preferred shares: 101%)	7,727		8,051	
4. Reserve for research and personnel development	40,000		25,000	
5. Reserve for losses from the disposal of treasury shares	5,500		-	
6. Reserve for facilities	6,448		6,095	
IV. Unappropriated retained earnings to be carried forward to subsequent year	-	0.3	-	0.3

[Attachment 2]

□ **Results of the Share Retirement in 2004**

[Unit: Thousand shares, Hundred Million Won]

	Number of shares (Total 3,320 thousand shares)		**Amount (Total 19,783 hundred million Won)**		**Share buy-back period**
	Common	Preferred	Common	Preferred	
Retired as of May 4	3,060	260	18,838	945	April 12 ~ 30

[Attachment 3]

□ Profile of the Executive Director Nominee

- Name: In-Joo Kim
- Date of Birth: December 13, 1958
- Education

1982	M.S., Industrial Engineering, Korea Advanced Institute of Science and Technology
1980	B.S., Industrial Engineering, Seoul National University

<Work Experience>

- 2004.1~	President, Samsung Reformation Headquarters & Chairman's Office of Samsung Electronics., Ltd
- 2001.3	Executive Vice President, Samsung Reformation Headquarters & Chairman's Office of Samsung Electronics., Ltd
- 1998.4	Chief of the Finance Team, Samsung Reformation Headquarters Vice President, Chairman's Office of Samsung Electronics., Ltd
- 1996.1	Vice President, Financial Management Dept. of Chairman's Secretariat of the Samsung Group
- 1980.1	Cheil Industries Inc.

- Details of transactions with the Company and/or relationship with the largest shareholder: None
- Nominated by the Board of Directors


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

February 7, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Resolution to hold 36th Annual General Meeting) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

February 2, 2005

Resolution to hold 36th Annual General Meeting

1. Date: February 28, 2005 (9:00 AM)

2. Place: Hoam Art Hall, JoongAng Daily Blg., 7 Soonhwa-dong, Jung-gu, Seoul

3. 36th AGM Agenda

   ▫ Matters to be reported:

   - Audit report
   - Business report
   - Results of the share retirement
   - Appointment of an independent auditor

   ▫ Items of the agenda

   - Agenda item # 1: Approval of balance sheet, income statement, and statement of appropriation of retained earnings (Draft) for the 36th fiscal year (from January 1, 2004 to December 31, 2004)
   - Agenda item #2: Appointment of an executive director
   - Agenda item # 3: Approval of the compensation ceiling for the directors

4. The BOD of Samsung Electronics authorized the resolution to hold 36th Annual General Meeting plan on February 2, 2005